

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Verender Badial
Chief Financial Officer
JATT Acquisition Corp
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re: JATT Acquisition Corp**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed on January 9, 2023**
> **File No. 333-267005**

Dear Verender Badial:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 27, 2022 letter.

Amendment No. 4 to Form S-4 filed January 9, 2023

Our Vision and Our Strategy, page 207

1. We note your revised disclosure in response to prior comment 2. Please revise to include a discussion of the scope, size and design of the head-to-head study in this section, including a discussion of the statistical significance and p-values with respect to the potency of torudokimab compared to etokimab and itepekimab, as applicable.

       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.